UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein are the slide presentations presented at Investors’ Conference in Tel Aviv on March 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Nova confidential & proprietary information
0

Investors Meeting

Tel-Aviv Stock
Exchange
Gabi Seligsohn, President & CEO
Dror David, CFO
March 11, 2013

Nova confidential & proprietary information

— Brief Company background
— FY 2012 summary
— Industry’s main drivers
— Developing new horizons
— Nova & the market - 2013 & beyond
— Summary
Meeting Outline

Nova confidential & proprietary information

Cautionary statement regarding forward-looking statements
This presentation includes statements that constitute forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different than expressed or implied by these forward looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and which could materially affect actual results, level of activity, performance or achievements. These risks and other factors include but are not limited to: our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on
OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in
Israel.
The matters discussed in this presentation also involve risks and uncertainties summarized under the heading
“Risk Factors” in Nova’s most recent Annual Report on Form 20-F filed with the Securities and Exchange
Commission. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.
Any forward-looking statements contained in this presentation are made as of the presentation date and Nova
Measuring Instruments Ltd. is under no obligation to revise or update these forward-looking statements.
Certain of the information contained herein concerning economic trends and performance is based upon or derived from information provided by third party consultants and other industry sources. We have not independently verified and cannot assure the accuracy of any data obtained by or from these sources.

Nova confidential & proprietary information
Business highlights
— Pure player in the semiconductors
 optical metrology market, enjoying
 strong business fundamentals:
 — Nova is exposed to the highest growing
 semiconductor applications serving industry
 leading manufacturers
 — Nova continuously outperforms the industry
 — Nova is entering the emerging market of 3D
 interconnect
— Strong balance sheet with over $90M
 in cash reserves available to support
 the Company’s growth plans

Nova confidential & proprietary information
Company overview

— Founded in 1993 - IPO in 2000
 (NASDAQ - NVMI)
— Headquarters: Rehovot, Israel
— Global presence:
 — Asia Pacific -
 Taiwan, Korea, Singapore, China
 — United States, Japan and Europe
— Employees: 370
— Active installed base >1200
 systems
— Listed on NASDAQ and
 Tel-Aviv Stock Exchange

Nova confidential & proprietary information
Optical CD - leading and emerging technology
Semiconductor
Wafer
Cross-Section
View Using Electron
Microscope
Same View Using
Optical CD
Scatterometry
View
Integrated
Circuit Die

Nova confidential & proprietary information

Process control for current and future technologies
Nova’s products portfolio
SW	SA
NovaMARS SW Packages Fleet Management	NEXT T500 T600

3D-IC	IM
TSV	NEXT i500

Nova confidential & proprietary information

Well positioned in most critical segments
9
Memory:
NAND: Design win
1Y (<10nm)
DRAM: < 30nm
Foundry:
Ramping 28 nm.
Design wins:
20,14,11 nm
Source: Barclays, Needham
2012/3 Semi Market - Capital Spending
Strong position with
leading market spenders

Nova confidential & proprietary information
10

Well positioned in the right sectors
Source: Gartner
Foundry Revenue
Source: Micron, Gartner
NAND Outlook
Capitalize on strong presence in
memory once spending resumes
Foundry revenues and spending
will continue to grow

Nova confidential & proprietary information

Expecting a further SAM increase of ~ $100M for 3D-IC starting in 2013/14*
Unification of the metrology market
$284M
-
-
$800M-$900M
Expansion of Nova’s
Addressable Market
Thin Film Metrology
Copper Metrology
CD Metrology
Source: Gartner, Yole Research & Company Estimates
* Expected metrology and inspection SAM for 3D Integration
Becoming a Unified Metrology
Market - All Addressable by Optical

Nova confidential & proprietary information
Optical CD - growing adoption rate

Source: Gartner
Disruptive Technology to meet the industry’s most difficult challenges

FY 2012
Summary and
Q1/13 Guidance

Nova confidential & proprietary information
2012 - a year with many achievements

— Proliferating previously announced products and launching new ones:
 — T600, i500 and NovaMARS adopted by all key customers for advanced tech nodes down to 11nm
 — Ground breaking announcement of V2600 for 3D interconnect yielded 4 customers in 6 months
 — Shipping our first 450mm tool to key PEM for early development efforts
— R&D efforts deliver high productivity solutions that support our business model:
 — Significant increase in number of IM tools shipping with OCD SW
 — Extensive deployment of NovaMARS modeling SW
 — Achieving remarkable gross margin profile even while introducing new products
— Excellent financial performance during 2012 even as we increased R&D spending:
 — Revenues of $96.2M ; non-GAAP net income of $14.2M; gross margin 53%; cash >$90M
 — Foundry represented 75% of revenues
 — Finishing Q4 at high end of revenue guidance as a result of operational efficiency
 — Temporary reduction in Q4 gross margin to 50% - expect to be back on track in Q1/13
Strong bookings during Q4 provide good momentum for 2013

Nova confidential & proprietary information

Nova - Best start for the year

Nova Q1/13 Guidance - $25M-$27M
non GAAP EPS of $0.09-$0.13

Industry’s Main
Drivers

Nova confidential & proprietary information

Excellent exposure to growing markets
Source: Jeffries & Company, iSupply   Source: Gartner Q3/12
Tablet Semiconductor Content	% of Tablet BOM
NAND Flash Memory	7%	✓
Mobile DDR DRAM	7%	✓
App Processor	5%	✓
Baseband / RF	4%	✓
Wi-Fi / BT	2%	✓
Power Management	2%	✓
Accelerometer	1%	✓
Memory Controller	1%	✓
Touch Controller	1%	✓
GPS	<1%	✓
Touch Screen Driver	<1%	✓
Audio Codec	<1%	✓
Expected Contribution to IC growth 2013
17
Share of Growth
28.2%
16.3%
14.5%
11.3%
7.5%
7.3%
5.5%
0.9%
8.6%

Nova confidential & proprietary information

70-100K WSPM* needed capacity increase for 28nm at foundries in 2013
Mobile Device Capacity needs for 2x Tech Nodes
* WSPM - Wafer Starts Per Month

Nova confidential & proprietary information
Source: Intel, IDC, Company records
Mobile revolution continues to gain traction

High performance low power - new chip designs are the enablers
3D Gates for foundries
3D Gates for Flash
OCD - the only way to measure and control

Nova confidential & proprietary information

— The US fiscal cliff is still ahead of us
— The ECB is taking some responsibility but can’t fix broken economies
— China’s GDP growth has tempered and India is slower too
— The world is all about “playing delay” and not paying debts
— PC sales have seen a significant decline
— Mega electronic food chain trends miraculously still seem robust:
 — Smart phone sales continue to increase - price range of $60-$580
 — Tablet sales are cannibalizing PC sales - “Surface” concept for corporate?
 — Cloud investments on the rise - looking for cheap infrastructure
The global economy and the electronic food chain
The Environment Entering 2013

Nova confidential & proprietary information

— Very tough to meet yield requirements at <28nm
— Customers are having to work in parallel on ~6 generations
 — This is something we never experienced
 — The cost and risks are HUGE - a multibillion $ game
 — The process complexities continue to rise
 — The OEM equipment is barely meeting the specs
 — It’s like playing a guessing game of when and where will your fab win
 Apple related business
— The opportunities are also HUGE - tsmc capital intensity 50%!
Our customers
The Environment Entering 2013
Customers demand extendable high end solutions from all vendors

Nova confidential & proprietary information
222
— Time interval between advanced
 technology nodes is decreasing
— Chip manufacturers are developing
 multiple tech-nodes in parallel
— All are fighting for a limited
 customer base - Intel joining the
 race (Altera announcement)
— Equipment vendors need to
 enhance R&D to keep up with
 customer requirements
Growing Pace of Technology Development
* Source: Publicly available information
Or: The Race to FinFet

Nova confidential & proprietary information
24

— Modeling complexity and measurement precision increases by tech node:
 — More investment in future products is needed to properly address the market
— Metrology TAM grows as number of metrology steps per tech node increases
Huge Optical Metrology Opportunity

Nova confidential & proprietary information

Process control needs expand as geometries shrink
Nova’s TAM more than tripled 2009-2012
Wafer In
Wafer Out
2013 Opportunity (<28nm)
$150M - $200M Opportunity
Implant
Litho
Etch
CVD/EP
CMP
Notes: Company data. Based on Foundry with 100,000 wafer starts per month (updated 1/2013)
<65nm
$30-40 M

Nova confidential & proprietary information
26

Nova Continuously Exceeds Industry Performance
Nova significantly outperforms industry’s 5 year CAGR
(2011/2012: Nova -10% vs. Industry -17%)
Source: * Nova 2012 product revenues, Gartner WFE Q4/2012, Needham & Co.
Foundry

Nova confidential & proprietary information
Nova’s Solid Growth Strategy

Execution continues to drive success
Expanding
Product
Portfolio
Increased
Fab Footprint
Displacing
Traditional
Metrology
Integrated and
Standalone Metrology;
Software
4 Process Steps
2012E TAM =
$700M
2006 TAM = $100M
1-2 Process Steps
Integrated Metrology

Nova confidential & proprietary information
Product strategy drives high margins
Solid Financial performance

Enabling the needed investments in advanced technology

Nova and the
market
2013
and beyond

Nova confidential & proprietary information

— 2013 outlook
 — Expecting WFE to be 0% to down 5%
 — Foundry/Logic - spending increase - ramping demand for leading edge mobility à all major players continue to invest in capacity increase for
 28/20nm nodes and development of 16/14nm nodes
 — Memory - no major growth (VNAND difficulties & PC market)
Wafer Fab Equipment 2013 Outlook
Expected spending by major players

Nova confidential & proprietary information
Market Expectations for 2013

— Foundry 28nm ramp up is still under way:
 — Significant capacity insufficiency - expecting an addition of 70,000-100,000 wafer starts per month
 — Smartphone market remains key driver for 28nm node with several trends driving growth:
 — Windows 8 proliferation; Nokia Lumia; Blackberry 10
 — 2.5G smartphones in China for a mass market
 — And, overall market share battles
— Foundry 20nm ramp to start towards end of H1/13 and deep into 2014:
 — Extent of ramp up during H2/13 still not clear
 — Spells big business for Nova
 — OCD is an enabling technology
— Memory customers focused on achieving desired yield numbers:
 — Next generation DRAM and NAND flash depend on significant gate design changes
 — OCD is a key component
 — Nova is actively engaged in these customer efforts
 — Memory to remain weak at least throughout H1/13
Expecting foundry to remain robust 2013-2014

Nova confidential & proprietary information
Nova’s plans for 2013

— Strategic software development team:
 — Developing multiple new products to extend differentiation and strategic position with customers and PEM partners
 — Products include productivity enhancements, modeling capabilities and novel approaches to process control
 — Strong support to our profitability model - expect initial revenues by EO/13
— 3D interconnect:
 — Continue to focus on expanding penetration
 — Leverage footing at 4 accounts into several others
 — Ultimately expecting a $100M SAM increase once industry moves to HVM
— 450mm - continue early collaborations to secure long term position
Continue to expand product offering for larger opportunity

Nova confidential & proprietary information

— The cost associated with retaining a competitive position is rising
— New technology horizons are critical - delivery in the present
— Customers depend on innovation - not just to satisfy their curiosity
What does it mean to Nova?
Developing New Horizons in Stormy Waters
Shooting for a step function in the role we play for our strategic customers

Nova confidential & proprietary information
New Horizons - what does it take
The elephants’ trail is crowded
— Working assumption: mature industry
 — Implication: scarce opportunities for secular growth
— Look for disruptive technologies - attain a diverse tech portfolio
— Look for enabling technologies
— High value/high technology = high ASP/high margins
— These rules apply for organic and inorganic growth
— Only one elephant fits through the front door
WE NEED SOMETHING DIFFERENT

Nova confidential & proprietary information

The need: Low power high performance
3D technology driving Nova application growth
3D
Devices
Planar Transistor
3D Transistor
Requires significant increase in number of Etch and CMP layers
Multi-Chip Packaging with TSV
3D IC
Integration
Single Chip
2010
2012 onwards
Nova introducing novel TSV metrology solution in time for transition to production

Nova confidential & proprietary information

— This market segment represents $30M-$80M new business potential for Nova in the coming years - with significant software content!
New Market being developed by Nova
* Source: Gartner and company data

Nova confidential & proprietary information
Strategy for taking Nova to the next level
Nova will continue its strategy of investing in creating future growth opportunities
Short
Term
Continue to enhance infrastructure and customer technology
Strong end market position and excellent technological collaboration with leading PEM’s
— 28nm ramp up at
 foundries and 20nm at
 NAND production sites
— Transition to 3D gates
 Optical CD the ONLY
 way to measure and
 control
Mid
Term
Long
Term
— Critical etch steps
 requiring closer
 monitoring leading to
 enhanced transition to
 advanced IPC for etch
— Gradual move to 3D
 interconnect by all
 leading customers, and
 ramp up during 2014
— 20nm ramp up in
 foundries
— Transition to 450mm by 6
 leading customers
 expected to start 2015/16
 onwards
— IM use expected to
 significantly extend given
 wafer cost and process
 complexity

Nova confidential & proprietary information
38
Revenues	FY2011 $103M	2012 $96M	Target Model

Total Revenues	100%	100%
Products Revenues	83%	80%
Services Revenues	17%	20%	15% - 20%

Total Gross Margins	56%	53%	55%
Products Gross Margins	61%	59%	58%+
Services Gross Margins	36%	30%	30%+

Total Operating Expenses	32%	42%	30% - 35%
R&D, net	18%	26%	16% - 19%
SG&A	14%	16%	14% - 16%

Operating Margin	24%	11%	20% - 25%
Financial model
Long - term effective tax rate ~15%

Nova confidential & proprietary information

— The foundry “Arms Race” is in full swing and the stakes are high
 — The move to FinFet (3D gates) is focused on 14nm
— Demand for high end low power devices is solid
— The 28nm ramp up continues in 2013 and 20nm will run well into 2014
 — We expect two strong years for foundry
— Memory spending will resume once technology challenges are overcome and market conditions improve
— Nova is very well positioned to capture these opportunities
 — We will continue to develop our capabilities to best serve our customers
Summary

Nova confidential & proprietary information

Providing an excellent platform for further growth
Nova’s ability to continue growth is well founded
Litho
Etch
CVD/EP
CMP
Further
Growth
Accelerating Op CD Adoption
Outpacing industry growth rate
Expanding Fab footprint
Industry
Mid cycle behavior
Well positioned where money will
be spent
New strategic Initiatives
3D-IC market; 450mm
New Products and features
NG IPC
Expanded Customer Base
Turning penetrations into multi-
tool accounts